UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

     (MARK ONE)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(FEE REQUIRED)

For the fiscal year ended December 31, 1999 or

[  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)

For the transition period from ________to _________

Commission file number    2-69114

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Materials, Inc. Employee Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APPLIED MATERIALS, INC.
3050 Bowers Avenue
Santa Clara, California       95054

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

June 26, 2000

By:	/s/ Seitaro Ishii

Seitaro Ishii
Group Vice President, Global Human Resources

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Table of Contents

Independent Accountants' Report

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 1998 and 1999

Statement of Changes in Net Assets Available for Benefits - year ended December 31, 1999

Notes to Financial Statements

Consent of Independent Accountants (Exhibit 23.1)

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and Administrative Committee of the Applied Materials, Inc. Employee Savings and Retirement Plan:

We have audited the financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 1998 and 1999, and for the year ended December 31, 1999, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1999, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 5, 2000

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                               December 31,       December 31,
                                                   1998             1999
-------------------------------------------- ---------------  ----------------

Investments, at fair value .................   $726,390,954    $1,702,202,429
                                             ---------------  ----------------
  Assets held for investment purposes ......    726,390,954     1,702,202,429

Forfeitures payable ........................       (218,380)         (110,742)
                                             ---------------  ----------------
  Net assets available for benefits.........   $726,172,574    $1,702,091,687
                                             ===============  ================

      See independent accountants' report and accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                 For the year ended
                                                 December 31, 1999
---------------------------------------------   ------------------

Additions to net assets attributed to:

  Investment income:
    Dividends and interest......................      $21,665,002
    Net realized and unrealized appreciation
      in fair value of investments..............      951,243,819
                                                ------------------
                                                      972,908,821
  Contributions:
    Participant.................................       49,172,401
    Employer....................................       15,620,802
    Transfers in from Consilium, Inc.
      Savings and Retirement Plan...............        7,129,202
                                                ------------------
                                                       71,922,405
                                                ------------------

      Total additions...........................    1,044,831,226
                                                ------------------

Deductions from net assets attributed to:

    Withdrawals and distributions...............       64,826,816
    Transfers out to other qualified plans......        4,085,297
                                                ------------------
      Total deductions..........................       68,912,113

    Net increase................................      975,919,113

    Net assets available for benefits:
      Beginning of year.........................      726,172,574
                                                ------------------
      End of year...............................   $1,702,091,687
                                                ==================

      See independent accountants' report and accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1999

Note 1 - Significant accounting policies

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only very general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees. The Plan covers all eligible U.S. or expatriate employees of Applied. Eligible employees of Applied may enroll in the Plan after receipt of their first paycheck.

The Plan is intended to comply with the applicable requirements of the Internal Revenue Code (the Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

Applied is the designated administrator of the Plan for purposes of ERISA. Applied's Board of Directors has appointed an Administrative Committee (the 401(k) Committee) to manage the day-to-day operation and administration of the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan's individual participant accounts, and with Fidelity Management Trust Company (Fidelity Trust) to act as the custodian and trustee. Applied currently pays administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participant's earnings. Benefits are recorded when paid.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan's investments are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

During 1999, the PBHG Emerging Growth Fund was replaced with the Dreyfus Small Cap Stock Index Fund, and a new fund, the Vanguard Mid-Cap Index Fund, was added.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service favorable determination letter dated May 22, 1996. Prior to the end of the applicable remedial amendment period, Applied intends to submit the Plan, as amended, for a new favorable determination letter, which is expected to be received in due course.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides participants with various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

New accounting pronouncement

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. SOP 99-3 is effective for financial statements for plan years ended after December 15, 1999. The Plan has adopted SOP 99-3 in its financial statements for the year ended December 31, 1999.

Note 2 - Acquisitions and transfers

In December 1998, Applied acquired Consilium, Inc. (Consilium), and eligible employees of Consilium started to contribute to the Plan in March 1999. Consilium sponsored a defined contribution plan, which was merged with the Plan during 1999. As a result, plan assets of $7,129,202 were transferred into the Plan during 1999.

In October 1999, Applied acquired the remaining 50 percent ownership interest in AKT, Inc. (AKT). Prior to the acquisition, AKT was a 50 percent-owned joint venture, and AKT's U.S. employees were eligible to contribute to the Plan. As a result of the acquisition, the Plan became a single employer plan.

In October 1999, Applied acquired Obsidian, Inc. (Obsidian), and the employees of Obsidian became eligible to contribute to the Plan.

During 1999, Applied transferred certain employees to a third- party company. As a result, the account balances of the affected participants were transferred to the third-party company's 401(k) plan in 1999.

Note 3 - Participation and benefits

Participant contributions

Participants may elect to have Applied contribute up to 12 percent of their eligible pre-tax compensation for 1998 and up to 15 percent of their eligible pre-tax compensation for 1999, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in one-percent increments according to the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRA's. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Applied matching contributions

Participants in the Plan become eligible for Applied matching contributions immediately upon enrolling in the Plan. Matching contributions are invested primarily in the Applied Materials, Inc. Common Stock Fund, and cannot be transferred to other investment funds until a participant has completed 10 years of service or is fully vested and age 50. Applied matches 100 percent of participant contributions up to the first three percent of compensation contributed, and 50 percent of every dollar between four percent and six percent of compensation contributed. Applied's contributions are made bi-weekly, and may be in the form of cash, shares of Applied's common stock or any combination thereof. Fidelity Trust will use cash contributions to purchase shares of Applied's common stock on the open market (at the then prevailing market price), directly from Applied, or from other persons in private transactions. During 1998 and 1999, Applied's matching contributions have been in the form of cash contributions. Applied can change the matching contribution rate, subject to the limits of the Plan and the Code. No changes in the matching contribution rate were made during 1998 or 1999.

Participant accounts

Each participant's account is credited with the participant's contribution and his or her portion of Applied contributions and Plan earnings or losses.

Payment of benefits

Upon termination, a participant or beneficiary generally will receive a lump-sum cash distribution, but may elect to receive whole shares of Applied's common stock for any portion of his or her vested account balance in the Applied Materials, Inc. Common Stock Fund. The Plan provides for automatic lump-sum distribution, upon participant termination of employment, of account balances that do not exceed $5,000.

Loans to participants

The Plan allows participants to borrow up to the lesser of $50,000 or 50 percent of their vested account balances (excluding Applied matching contributions). Loans are secured by the participants' vested balances, bear interest at prime plus one percent at the time of the borrowing and must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are payable in full upon a participant's termination of employment from Applied, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 1999 carry interest rates ranging from 7.0 percent to 10.0 percent.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions and any related earnings. Upon three years of credited service, participants begin to vest 20 percent each year in Applied's matching contributions allocated to their accounts, and are fully vested after seven years of credited service. Participants become fully vested upon death, total disability, attainment of normal retirement age or termination of the Plan. As required by the Code, former employees of certain acquired companies have different vesting schedules according to their original vesting schedules and years of service with their former employer. If a participant leaves Applied prior to retirement, the unvested portion of his or her matching account will be forfeited. Forfeitures can be used to offset Applied's matching contribution. Forfeitures in 1998 and 1999 were $2,294,791 and $6,069,911, respectively.

Note 4 - Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest in the Applied Materials, Inc. Common Stock Fund. In addition, Applied matching contributions are generally invested in the Applied Materials, Inc. Common Stock Fund. Aggregate investment in Applied's common stock at December 31, 1998 and 1999 was as follows:

          Number of shares     Fair Value         Cost
--------  ----------------   ---------------  -------------
  1998         22,849,004 *    $487,683,429   $201,625,739
  1999         20,087,790 *  $1,272,671,701   $271,486,359

*   Restated to reflect a two-for-one stock split in the form o 100 percent stock dividend, effective March 15,2000.

The Applied Materials, Inc. Common Stock Fund invests primarily in Applied's common stock. The remainder of the Fund is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions.

Certain Plan investments in mutual funds are managed by the Plan trustee, Fidelity Trust. Any purchases and sales of these funds qualify as party-in-interest transactions. These transactions are performed in the open market at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 5 - Plan termination and/or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

Note 6 - Subsequent events

In March 2000, Applied acquired Etec Systems, Inc. (Etec), and the employees of Etec became eligible to contribute to the Plan in April 2000.

Note 7 - Investments

The following table includes the fair values of investments and investment funds that represent five percent or more of the Plan's net assets at December 31:

                                                    1998              1999
-------------------------------------------  ------------------  ---------------
Fidelity:
  Retirement Government Money
    Market Portfolio.........................      $46,624,507     $116,291,423
  Equity Income Fund ........................       39,049,335       40,890,928
  Intermediate Bond Fund ....................       12,759,277       18,123,149
  Magellan Fund .............................       69,514,098      102,140,717
  Contrafund ................................       10,589,602       21,085,628
  Spartan U.S. Equity Index Fund ............       14,803,261       25,767,104
Applied Materials, Inc. Common Stock Fund* ..      494,290,297    1,296,766,990
PBHG Emerging Growth Fund ...................        5,801,006           --
Janus Worldwide Fund ........................       17,803,959       54,932,080
INVESCO Total Return Fund ...................        3,502,342        4,715,907
Vanguard Mid-Cap Index Fund..................        --               1,425,965
Dreyfus Small Cap Stock Index Fund...........        --               7,188,287
Participant Loans ...........................       11,653,270       12,874,251
                                             ------------------  ---------------
    Assets held for investment purposes......     $726,390,954   $1,702,202,429
                                             ==================  ===============

*   Includes employer matching contributions, which are nonparticipant-directed. See Note 8 for further details.

The Applied Materials, Inc. Common Stock Fund includes investments in the Fidelity Institutional Cash Portfolio Money Market of $6,606,868 at December 31, 1998 and $24,095,289 at December 31, 1999. The balance of the fund is invested in Applied's common stock.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                             For the year ended
                                              December 31, 1999
-------------------------------------------  ------------------
Mutual funds..............................         $26,197,694
Common stock..............................         925,046,125
                                             ------------------
                                                  $951,243,819
                                             ==================

Note 8 - Nonparticipant-directed investments

As discussed in Note 3, Applied matching contributions are invested in the Applied Materials, Inc. Common Stock Fund and cannot be transferred to other investment funds until a participant meets certain criteria. As a result, the portion of the Applied Materials, Inc. Common Stock Fund that relates to employer contributions is a nonparticipant-directed investment. The net assets and significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

                                             December 31, 1999
-------------------------------------------  ------------------
Net Assets:
  Common Stock ..............................     $694,447,764
                                             ==================

Changes in Net Assets:
  Employer contributions.....................      $15,326,503
  Net realized and unrealized appreciation
     in fair value of investments............      138,696,766
  Withdrawals and distributions..............      (17,183,694)
  Transfers to participant-directed
     investments.............................      (51,111,806)
                                             ------------------
     Net increase............................       85,727,769

     Net assets - beginning of year..........      608,719,995
                                             ------------------
     Net assets - end of year................     $694,447,764
                                             ==================